BERKLEY RESOURCES INC.
BALANCE SHEETS
(Prepared by Management)

As at	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS

Current Assets
Cash	$420,502	$1,894,681
Accounts receivable	314,000	278,856
Taxes recoverable	17,249	22,325
Prepaid expenses	60,330	101,689
Due from related party	-	3,454

	812,081	2,301,005

Prepaid oil and gas costs	-	295,350
Oil and gas properties and equipment (Note 3)	5,511,474	3,939,531
Rental property (Note 4)	2,042,288	2,049,015
Other property plant and equipment (Note 5)	5,718	6,449

	$8,371,561	$8,591,350

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$967,493	$353,363
Bank loans (Note 6)	1,760,096	1,922,146
Due to related parties (Note 9(a))	25,296	124,917

	2,752,885	2,400,426

Site restoration liabilities	88,039	85,439

	2,840,924	2,485,865

SHAREHOLDERS' EQUITY

Share Capital (Note 7)	8,766,421	8,762,671
Contributed Surplus	683,136	589,036
Deficit	(3,918,920)	(3,246,222)

	5,530,637	6,105,485

	$8,371,561	$8,591,350

NOTE 1 - NATURE OF OPERATIONS
Approved by the Directors:

 “Matt Wayrynen”  Director      “Lindsay Gorrill”  Director

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
(Unaudited - Prepared by Management)

	Three Months ended June 30,		Six Months ended June 30,
	2006	2005	2006	2005

OIL AND GAS REVENUE	$324,632	$354,448	$808,300	$855,088

Oil and gas production expenses
Operating costs	146,617	134,590	331,897	314,243
Amortization and depletion	228,000	135,000	449,000	290,000
Accretion of site restoration liabilities	1,350	1,480	2,600	2,960
	375,967	271,070	783,497	607,203

NET OIL AND GAS INCOME (LOSS)	(51,335)	83,378	24,803	247,885

RENTAL REVENUE	61,183	60,116	122,015	117,971

Rental operations expenses
Operating costs	48,588	57,406	93,219	101,188
Interest on bank loan	45,925	28,777	91,850	33,805
Amortization	3,364	3,364	6,728	6,728
	97,877	89,547	191,797	141,721

NET RENTAL LOSS	(36,694)	(29,431)	(69,782)	(23,750)

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative, office services and premises	92,249	114,928	173,207	202,738
Stock based compensation	20,160	34,044	94,100	118,977
Consulting and management fees	138,560	71,000	264,727	142,125
Professional fees	49,548	25,382	71,828	47,537
Filing and transfer agent fees	6,420	7,291	16,168	12,311
Shareholder information	14,768	32,757	17,742	54,879
Amortization	366	-	731	-
	(322,071)	(285,402)	(638,503)	(578,567)

OTHER INCOME (EXPENSES)
Interest expense	(3)	-	(845)	-
Interest and other income	5,135	195	11,629	803
	5,132	195	10,784	803

LOSS FOR THE PERIOD	$(404,968)	$(231,260)	$(672,698)	$(353,629)

LOSS PER SHARE	$(0.03)	$(0.02)	$(0.05)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	14,186,878	9,843,644	14,185,922	9,765,977

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
(Unaudited - Prepared by Management)

	Six Months ended June 30,
	2006	2005

DEFICIT, beginning of period	$(3,246,222)	$(1,323,764)

Loss for the period	(672,698)	(353,629)

DEFICIT, end of period	$(3,918,920)	$(1,677,393)

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months ended June 30,		Six Months ended June 30,
	2006	2005	2006	2005

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the period	$(404,968)	$(231,260)	$(672,698)	$(353,629)
Items not requiring cash in the year
Accretion of site restoration liability	1,350	1,480	2,600	2,960
Amortization and depletion	231,730	138,364	456,459	296,728
Stock based compensation	20,160	34,044	94,100	118,977

	(151,728)	(57,372)	(119,539)	65,036
Net change in non-cash
working capital balances
Accounts receivable	(103,104)	(131,027)	(35,144)	(480,765)
Taxes recoverable	(11,629)	(12,992)	5,076	4,830
Prepaid expenses	57,075	19,756	41,359	1,218
Due from related parties	3,454	(13,414)	3,454	(3,454)
Accounts payable and accrued liabilities	340,683	(441,544)	614,130	(496,692)
Due to related parties	(28,617)	-	(99,621)	-

	106,134	(636,593)	409,715	(909,827)

INVESTING ACTIVITIES
Prepaid oil and gas costs	-	-	295,350	376,693
Oil and gas properties and equipment, net	(1,001,077)	(411,394)	(2,020,944)	(1,153,078)
Other capital assets	-	(2,124)	-	(6,317)

	(1,001,077)	(413,518)	(1,725,594)	(782,702)

FINANCING ACTIVITIES
Long term debt	(28,517)	(30,673)	(162,050)	936,339
Issuance of common shares	3,750	83,413	3,750	90,191

	(24,768)	52,740	(158,300)	1,026,530

Increase (Decrease) in Cash	(919,711)	(997,371)	(1,474,179)	(665,999)

Cash, Beginning of Period	1,340,213	1,044,050	1,894,681	712,678

Cash, End of Period	$420,502	$46,679	$420,502	$46,679

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006
(Unaudited - Prepared by Management)

NOTE 1 - NATURE OF OPERATIONS

Berkley Resources Inc. (“the Company”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986. The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rents commercial office space in a building it owns in Vancouver, Canada.

The Company will likely have to periodically raise additional funds to participate in future exploration and development work on its petroleum and natural gas properties. Management intends to issue additional shares in the upcoming year for this purpose.

NOTE 2 - BASIS OF PRESENTATION

These unaudited Financial Statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These Unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended December 31, 2005. These Financial Statements, and accompanying Notes, have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the six month period ended June 30, 2006 are not necessarily indicative of the results that can be expected for the year ended December 31, 2006.

NOTE 3 - OIL AND GAS PROPERTIES AND EQUIPMENT

	2006	2005

Oil and gas properties and equipment, cost	$11,270,101	$7,786,884

Less: Accumulated amortization and depletion	(5,758,627)	(3,534,127)
	$5,511,474	$4,252,757

Oil and gas properties and equipment includes the cost of unproven properties of approximately $368,500 (2005 - $200,000), which are currently not subject to depletion.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006
(Unaudited - Prepared by Management)

NOTE 4 - RENTAL PROPERTY

	2006	2005

Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(144,358)	(131,459)
	303,294	316,193
Land, at cost	1,738,994	1,738,994
	$2,042,288	$2,055,187

NOTE 5 - OTHER CAPITAL ASSETS

	2006			2005
	Cost	Accumulated amortization	Net	Net

Computer equipment	$27,949	$(24,874)	$3,075	$5,340
Furniture and fixtures	8,521	(5,879)	2,642	3,296
Truck	39,040	(39,039)	1	1
	$75,510	$(69,792)	$5,718	$8,637

NOTE 6 - LOANS PAYABLE

	2006	2005

Canadian Imperial Bank of Commerce	$260,096	$382,394
IMOR Capital Corp.	1,500,000	1,000,000

	$1,760,096	$1,382,394

The bank loan payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 0.50% per annum, is due on demand, and is secured by a first mortgage in the amount of $1,304,000 over the Company’s rental property (Note 4) and an assignment of rents and insurance. Also, two directors have supplied guarantees of $150,000 each. The Company is currently making monthly payments of $11,900 towards interest and reduction of principal.

The bank loan payable to IMOR Capital Corp (“IMOR”) bears interest at prime plus 6.75% per annum (minimum 11% per annum) with monthly interest only payments of $13,750 and is secured by a second mortgage over the Company’s real estate and an assignment of rents and a general security agreement. The balance is due September 1, 2006. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum. As at June 30, 2006, there was a nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006
(Unaudited - Prepared by Management)

NOTE 7 - SHARE CAPITAL

(a)    Authorized
         Unlimited common shares, without par value

	2006		2005
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	14,184,955	$8,762,671	9,681,977	$5,734,921

Issued in the year for cash:
Exercise of warrants	2,500	3,750	-	-
Exercise of stock options	-	-	234,500	87,710
Share issuance costs recovery		-		2,482
Balance, end of period	14,187,455	$8,766,421	9,916,477	$5,825,113

(b)    Management incentive options

	2006		2005
	Number of shares subject to option	Weighted average exercise price per share	Number of shares subject to option	Weighted average exercise price per share
Balance outstanding, beginning of period	1,634,000	$0.72	1,226,000	$0.47
Activity in the period: Granted	-	-	-	-
Exercised	-	-	(243,500)	0.37
Cancelled	(20,000)	0.78	-	-
Lapsed	-	-	-	-
Balance outstanding, end of period	1,614,000	$0.72	991,500	$0.60

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006
(Unaudited - Prepared by Management)

NOTE 7 - SHARE CAPITAL (continued)

A summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry date	Number of Shares Remaining Subject to Options at End of Period
		2006	2005
$0.52	September 19, 2008	580,500	583,000
$0.57	September 19, 2008	150,000	150,000
$0.74	September 19, 2008	6,000	21,000
$0.81	October 29, 2009	200,000	200,000
$0.77	October 29, 2009	37,500	37,500
$0.90	December 23, 2010	640,000	-
		1,614,000	991,500

The Company has adopted a 2006 Stock Option Plan (the “Plan”) which provides for the granting of options to acquire up to 1,939,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options are to be granted at fair value, and the term of the options granted is not to exceed five years. Options to acquire a total of 1,614,000 shares have been granted and are outstanding at March 31, 2006 under the Plan.

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense. In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors; however, it disclosed the pro forma effect of the stock based compensation on its financial results. In 2004 the Company adopted the fair value based method of accounting for stock based compensation.

The fair value of the options granted to non-employees was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.83%, dividend yield of 0%, volatility factor of 58.19%, and an average life of 3 years in 2005 and risk free interest rate of 3.82%, dividend yield of 0%, volatility factor of 62.87%, and an average life of 3 years in 2004.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including estimated stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro-forma results of operations may be materially different from actual results realized.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006
(Unaudited - Prepared by Management)

NOTE 7 - SHARE CAPITAL (continued)

(c)    Warrants

A summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry date	Number of Warrants
		2006	2005
$1.25	November 10, 2006	241,110	241,110
$1.50	November 10, 2006	551,250	553,750
$1.25	November 30, 2006	129,000	129,000
$1.50	November 30, 2006	319,500	319,500
$1.36	December 10, 2006	45,872	45,872
$1.25	December 28, 2007	636,000	-
		1,922,732	1,289,232

NOTE 8 - INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

NOTE 9 - RELATED PARTY TRANSACTIONS

(a)
Due to related parties consists of $11,671 (2005 - $Nil) due to Directors of the Company for Directors fees and expense reimbursements and $13,625 (2005 - $20,979) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

(b)	Management and consulting fees totaling $122,161 (2005 - $92,000) were paid to Directors and their private companies in the period.

(c)	Consulting fees totaling $48,000 (2005 - $48,000) were paid to a former Director and his spouse in the period.

(d)	Administrative services, office supplies and accounting charges totaling $56,854 (2005 - $50,465) were paid to a private company owned by public companies having common Directors.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2006
(Unaudited - Prepared by Management)

NOTE 10 - COMMITMENTS

Under the terms of Consulting Agreements with a former Director and his spouse, the Company is required to make the future payments of $48,000 in the 2006 fiscal year. Upon payment of this amount by December 31, 2006, the terms of the agreement will be fulfilled and no further obligation will exist.

On February 15, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a monthly retainer of $6,000 per month and 5% and 3% of gross proceeds on any equity or debt financing sourced by the consultant respectively. The agreement terminates on July 15, 2006.

NOTE 11 - COMPARATIVE FIGURES

Certain of the comparative figures for 2005 have been reclassified, where applicable, to conform to the presentation adopted for the current year.